UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CLEANTECH INNOVATIONS, INC.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

18451B101
(CUSIP Number)

Terry McEwen
c/o CleanTech Innovations, Inc.
C District, Maoshan Industry Park,
Teiling Economic Development Zone
Tieling, Liaoning Province, China 112616
(86) 0410-6129922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18451B101	Page 1 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Terry McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,229,403

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

CUSIP No. 18451B101	Page 2 of 6

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,229,4031

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.0%2

14.	Type of Reporting Person (See Instructions) IN

1 The Reporting Person may be deemed to beneficially own 15,229,403 shares of the Issuer’s common stock as a result of the Issuer’s entry into the Divesture and Exchange Agreement and the related transactions and agreements described more fully in Item 4 to this Schedule 13D. Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934 (the “Exchange Act”), neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any shares of the Issuer’s common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 Based upon 24,982,822 shares of common stock outstanding as of May 8, 2014, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2014.

CUSIP No. 18451B101	Page 3 of 6

Item 1.	Security and Issuer
This statement relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Cleantech Innovations, Inc. (the “Issuer”), whose principal executive offices are located at C District, Maoshan Industry Park, Teiling Economic Development Zone, Tieling, Liaoning Province, China 112616.

Item 2.	Identity and Background
(a), (b) and (c) This statement is filed by Terry McEwen. Mr. McEwen is the interim Chairman of the Issuer’s Board of Directors and Chief Executive Officer. Mr. McEwen’s business address is c/o Cleantech Innovations, Inc., C District, Maoshan Industry Park, Teiling Economic Development Zone, Tieling, Liaoning Province, China 112616.

(d) Mr. McEwen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Mr. McEwen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McEwen is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
As described more fully in Item 4, the 15,229,403 shares of the Issuer’s Common Stock being reported on this Schedule 13D (the “Controlling Shares”) are being transferred by certain controlling shareholders of the Issuer, including Ping Chen, Shengfen Lin, Wenge Chen, Bei Lu and Dianfu Lu (collectively, the “Controlling Shareholders”), to the Issuer in exchange for a transfer by the Issuer of its ownership interests in its Chinese subsidiaries, Liaoning Creative Bellows Co., Ltd. and Lianoning Creative Wind Power Equipment Co., Ltd. (collectively, the “China Subsidiaries”) to the Controlling Shareholders.

Item 4.	Purpose of Transaction
Divesture and Exchange Agreement

On June 11, 2014, the Issuer entered into a Divesture and Exchange Agreement (the “Exchange Agreement”) with the Controlling Shareholders. Two of the Controlling Shareholders, Bei Lu and Dianfu Lu were also officers and directors of the Issuer.

Pursuant to the Exchange Agreement, the Controlling Shareholders agree to transfer all of the Controlling Shares to the Issuer in exchange for the transfer by the Issuer of its ownership interests in the China Subsidiaries (the “Subsidiary Interests”) to the Controlling Shareholders or their designees.

The Exchange Agreement is subject to various conditions, including that the Controlling Shares and the Subsidiary Interests be deposited into and held in escrow pursuant to the terms of a separately-executed Escrow Agreement (the “Escrow Agreement”). The release of the Controlling Shares and the Subsidiary Interests and consummation of the Exchange Agreement is further subject to the requirement that the Issuer promptly form a wholly owned British Virgin Islands corporation (the “BVI Subsidiary”). Upon formation of the BVI Subsidiary, the Issuer is required to effectuate the transfer of the Subsidiary Interests to the BVI Subsidiary followed by its transfer of all of the Issuer’s ownership interest in the BVI Subsidiary to the Controlling Shareholders. With respect to the contemplated transfer of the Controlling Shares to the Issuer, each Controlling Shareholder has executed and delivered an irrevocable proxy to the Reporting Person, formerly the Chairman of the Issuer’s Audit Committee and now the Issuer’s interim Chairman of the Board and Chief Executive Officer. As such, the Reporting Person now has the authority to vote the Controlling Shares in his discretion. However, the Reporting Person does not, and will not, obtain dispositive power with respect to the Controlling Shares. The Exchange Agreement is also subject to customary representations and warranties of the parties and provides for cross-indemnification in the case of certain liabilities to either party.

The foregoing descriptions of the Exchange Agreement and the Escrow Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of the Exchange Agreement and the Escrow Agreement, which are filed herewith as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

CUSIP No. 18451B101	Page 4 of 6

Merger Agreement

On June 13, 2014, the Issuer entered into an Agreement and Plan of Share Exchange (the “Merger Agreement”) with Initial Koncepts, Inc. d/b/a Six Dimensions, a California Corporation (“Newco”) and the shareholder of Newco, Mr. Tejune Kang, its founder and Chief Executive Officer (the “Newco Shareholder”), pursuant to which, subject to certain conditions, Newco will become a wholly-owned subsidiary of the Issuer (the “Merger”).

Pursuant to the terms of the Merger Agreement, the Issuer will acquire all of the shares of Newco (the “Newco Shares”) from the Newco Shareholder solely in exchange for 266,787,609 newly issued shares of the Issuer’s common stock (the “Exchange Shares”). At the effective time of the Merger (the “Closing”), the Exchange Shares will be issued to the Newco shareholders on a pro rata basis, in proportion to the ratio that the number of Newco Shares held by the Newco shareholders bear to the pro rata portion of Newco Shares held by all the holders of shares of Newco as of the Closing. It is anticipated that upon completion of the Merger and the issuance of the Exchange Shares, the current stockholders of Newco will own approximately 50% of the then outstanding shares of the Issuer’s common stock and the then-current holders of the outstanding common stock of the Issuer will own the balance.

Prior to the Closing, the Issuer will obtain shareholder approval to undertake the following actions: (A) amend its Articles of Incorporation to (i) change its authorized capital stock to 1,200,000,000 shares which will be designated common stock, (ii) change the name of the Issuer to “6D Global Technologies, Inc.”, and (iii) authorize the conversion of the Issuer into a corporation organized under the laws of the State of Delaware; (B) complete the spin-off of the China Subsidiaries, including all of the Issuer’s China-based operations and assets to the Issuer’s former management team led by Bei Lu, in exchange for the satisfaction and/or assumption of all liabilities of the Issuer in excess of $500.00 and the return of 17,729,403 shares of common stock held by Bei Lu, Dianfu Lu, Wenge Chen, Ping Chen, Shengfen Lin and certain other shareholders; and (C) obtain NYGG (Asia) Ltd.’s consent to convert all of its notes, debts and other liabilities made to or on behalf of the Issuer, into 242,534,190 shares of the Issuer’s common stock. In addition, the Issuer must maintain the listing of its common stock on the NASDAQ Stock Market.

The Reporting Person intends to vote the Controlling Shares in favor of the foregoing actions.

Additionally, prior to the Closing and pursuant to the Merger Agreement, Newco intends to complete a private placement equity offering to raise between $3,000,000 and $5,100,000 at $0.30 per share (the “Financing”). Following the Closing, the shares raised in connection with the Financing will be converted on a 1:1 basis into common stock of the Issuer.

The Merger Agreement contains customary representations and warranties of Newco and the Issuer. The Merger Agreement also contains customary covenants and agreements, including, without limitation, covenants relating to the conduct of each of the respective businesses of Newco and the Issuer between the date of signing of the Merger Agreement and the consummation of the Merger.

Pursuant to the terms of the Merger Agreement, and following the consummation of the Merger, the Issuer will have a reconstituted Board of Directors, which is expected to consist of the following U.S.-based executives: Tejune Kang, David Kaufman, Adam Hartung, Terry McEwen and Anubhav Saxena. The parties identified the anticipated Board of Directors following the Merger in a Statement on Schedule 14f-1, filed by the Issuer and mailed to its shareholders on June 23, 2014.

The completion of the Merger is subject to the satisfaction or waiver of certain closing conditions, including, without limitation, (a) the raising and placement into escrow of the proceeds from the Financing, (b) the approval by the Issuer’s shareholders and Board of Directors of the Merger Agreement and other transactions contemplated in connection with the Merger, (c) the approval by Newco’s Board of Directors and the Newco Shareholder of the Merger Agreement and other transactions contemplated in connection with the Merger, (d) the provision by the Issuer to Newco of certain financial statements of the Issuer and (e) the provision by Newco to the Issuer of certain financial statements of Newco.

The Merger Agreement contains certain termination rights for both Newco and the Issuer under certain circumstances. In addition, either party may terminate the Merger Agreement if the Merger is not consummated by December 31, 2014.

The foregoing descriptions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

CUSIP No. 18451B101	Page 5 of 6

Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof and as result of the transactions described more fully in Item 4, Mr. McEwen may be deemed to beneficially own 15,229,403 shares of the Issuer’s Common Stock, which represents approximately 61.0% of the Issuer’s issued and outstanding Common Stock. Mr. McEwen disclaims beneficial ownership of the 15,229,403 shares, and nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of such shares for the purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose.

(b) As described more fully in Item 4, Mr. McEwen holds sole voting power and no dispositive power over the 15,229,403 shares.

(c) Except as described in this Schedule 13D, there have been no transactions in securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise described in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1	Divesture and Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 16, 2014)
Exhibit 99.2	Escrow Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 16, 2014)
Exhibit 99.3	Agreement and Plan of Share Exchange (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 17, 2014)

CUSIP No. 18451B101	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2014
Date
/s/ Terry McEwen
Signature
Terry McEwen, Interim Chairman and Chief Executive Officer
Name/Title